CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
TIMED HEALTH, CORPORATION

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

Timed Health, Corporation, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "Corporation"),

1.   Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Corporation (this "Amendment") amends the provisions of the Amended and Restated Certificate of Incorporation of the Corporation, filed with the Secretary of State of the State of Delaware on September 15, 2020 (the "Certificate").

2.   This Amendment has been approved and duly adopted by the Board of Directors of this Corporation and written consent of the stockholders has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law, and the provisions of the Certificate.

3.   That upon the effectiveness of this Amendment:

The following is hereby inserted into Article IV immediately before the first sentence therein:

"Effective upon the filing of this Certificate of Amendment of the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the "Effective Time"), every three shares of each class of Common Stock, par value $0.001 per share (the "Common Stock"), then issued and outstanding or held in treasury of the Corporation immediately prior to the Effective Time shall automatically be combined into one (1) share of such class of Common Stock, without any further action by the holders of such shares (the "Reverse Stock Split"). The Reverse Stock Split will be effected on a holder-by-holder basis, and any fractional shares resulting from such combination shall be rounded down to the nearest whole share on a holder-by-holder basis. No fractional shares shall be issued in connection with the Reverse Stock Split. In lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined by the Corporation's Board of Directors. The Reverse Stock Split shall occur automatically without any further action by the holders of the shares of Common Stock affected thereby. All rights, preferences and privileges of the Common Stock and Preferred Stock shall be appropriately adjusted to reflect the Reverse Stock Split in accordance with this Amended and Restated Certificate of Incorporation."

The first paragraph of Article IV, Section 4.01 of the Certificate is hereby amended and restated in its entirety to read as herein set forth below:

"Section 4.01 Authorized Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is 44,000,000 shares of capital stock, consisting of 34,000,000 shares of common stock, par value $0.001 per share (the "Common Stock"), and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share (the "Preferred Stock")."

Article IV, Section 4.01.a. of the Certificate is hereby amended and restated in its entirety to read as herein set forth below:

"a.   Designation: 16,000,000 shares of the authorized Common Stock are hereby designated "Class A Common Stock" (the "Class A Common Stock"), 17,000,000 shares of the authorized Common Stock are hereby designated "Class B Common Stock" (the "Class B Common Stock"), and 1,000,000 shares of the authorized Common Stock are hereby designated "Class C Common Stock" (the "Class C Common Stock")."

The first sentence of Article IV, Section 4.03.e.1 of the Certificate is hereby amended and restated in its entirety to read as herein set forth below:

"Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Corporation."

The first sentence of Article IV, Section 4.03.e.2 of the Certificate is hereby amended and restated in its entirety to read as herein set forth below:

"Each share of Class B Common Stock shall be automatically, without further action by the holder thereof, (A) converted into one (1) fully paid and nonassessable share of Class A Common Stock, upon the occurrence of a Transfer (as defined in Section 4.07), other than a Permitted Transfer (as defined in Section 4.07), of such share of Class B Common Stock and (B) converted into one (1) fully paid and nonassessable share of Class A Common Stock, upon the occurrence of the closing of the sale of shares of Class A Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (an "IPO")."

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Amended and Restated Certificate of Incorporation to be executed by a duly authorized officer of this corporation on this 26th day of January, 2021.

DocuSigned by:

By: Matthew G. O'Connor

5B7C44349741429...

Name: Matthew G. O'Connor

Title: Executive Chairman

[Signature Page to Certificate of Amendment]

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

TIMED HEALTH CORPORATION

ARTICLE I
NAME

Section 1.01   Name.   The name of the Corporation is Timed Health Corporation (the "Corporation").

ARTICLE II
REGISTERED OFFICE; REGISTERED AGENT

Section 2.01   Registered Office and Registered Agent.   The address of the registered office of the Corporation in the State of Delaware is Parasec, 2140 S Dupont Highway, Kent County, Camden, DE 19934

ARTICLE III
PURPOSE

Section 3.01   Purpose.   The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "DGCL").

ARTICLE IV
CAPITAL STOCK

Section 4.01   Authorized Capital Stock.   The total number of shares of stock which the Corporation shall have authority to issue is one hundred ten million (110,000,000) shares of capital stock, consisting of (i) one hundred million (100,000,000)[1] shares of common stock, par value $0.001 per share (the "Common Stock"), and (ii) ten million (10,000,000) shares of preferred stock, par value $0.001 per share (the "Preferred Stock").

a.   Designation: Forty-seven million two hundred thousand (47,200,000) shares of the authorized Common Stock are hereby designated "Class A Common Stock" (the "Class A Common Stock"), fifty million (50,000,000) shares of the authorized Common Stock are hereby designated "Class B Common Stock" (the "Class B Common Stock") and two million eight hundred thousand (2,800,000) shares of the authorized Common Stock are hereby designated "Class C Common Stock" (the "Class C Common Stock").

Section 4.02   Class A Common Stock. The Class A Common Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations.

a.   Dividends. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of Class A Common Stock shall be entitled to receive, when and as declared by the Board of Directors, such dividends as may be declared from time to time by the Board of Directors with respect to the Class B Common Stock or Class C Common Stock out of any assets of the Corporation legally available therefor, and no dividend shall be declared or paid on shares of Class B Common Stock or Class C Common Stock unless the same dividend with the same record date and payment date shall be declared or paid on the shares of Class A Common Stock; provided, however, that dividends payable in shares of Class B Common Stock or Class C Common Stock or rights to acquire Class B Common Stock or Class C Common Stock may be declared and paid to the holders of Class B Common Stock or Class C Common Stock, as applicable, without the same dividend being declared and paid to the holders of Class A Common Stock if and only if a dividend payable in shares of Class A Common Stock or rights to acquire Class A Common Stock (as the case may be) at the same rate and with the same record date and payment date as the dividend declared and paid to the holders of the Class B Common Stock or Class C Common Stock shall be declared and paid to the holders of Class A Common Stock.

b.   Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

c.   Redemption. Class A Common Stock is not redeemable at the option of the holder thereof.

d.   Voting. Each holder of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the By-Laws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Except as expressly provided by this Amended and Restated Certificate of Incorporation or as provided by law, the holders of shares of Class A Common Stock shall at all times vote together with the holders of the Class B Common Stock as a single class on all matters with respect to which holders of Class A Common Stock are entitled to vote under applicable law, this Amended and Restated Certificate of Incorporation or the By-Laws, or upon which a vote of holders of Class A common Stock is otherwise duly called for by the Corporation (including the election of directors). The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote (voting together as a single class), irrespective of the provisions of Section 242(b)(2) of the DGCL.

e.   No Cumulative Voting. The holders of shares of Class A Common Stock shall not have cumulative voting rights.

f. Subdivisions or Combinations. If the Corporation in any manner subdivides or combines the outstanding shares of Class B Common Stock or Class C Common Stock, then the outstanding shares of Class A Common Stock will be subdivided or combined in the same proportion and manner.

g. Equal Status. Except as expressly set forth in this Article IV, Class A Common Stock shall have the same rights and powers of, rank equally to, share ratably with and be identical in all respects and as to all matters to Class B Common Stock and Class C Common Stock.

Section 4.03 Class B Common Stock. The Class B Common Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations.

a. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any class or series of Common Stock unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate) the holders of Class B Common Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of such Class B Common Stock in an amount at least equal to the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of Class B Common Stock had been converted into Class A Common Stock, and (B) the number of shares of Class A Common Stock issuable upon conversion of a share of such Class B Common Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend; provided, however, that dividends payable in shares of Class A Common Stock or Class C Common Stock or rights to acquire Class A Common Stock or Class C Common Stock may be declared and paid to the holders of Class A Common Stock or Class C Common Stock, as applicable, without the same dividend being declared and paid to the holders of Class B Common Stock if and only if a dividend payable in shares of Class B Common Stock or rights to acquire Class B Common Stock (as the case may be) at the same rate and with the same record date and payment date as the dividend declared and paid to the holders of the Class A Common Stock or Class C Common Stock shall be declared and paid to the holders of Class B Common Stock.

b. Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

c. Redemption. Class B Common Stock is not redeemable at the option of the holder thereof.

d. Voting.

1. General. Each holder of Class B Common Stock shall have the right to ten (10) votes per share of Class B Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the By-Laws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Except as expressly

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provided by this Amended and Restated Certificate of Incorporation or as provided by law, the holders of shares of Class B Common Stock shall at all times vote (on a basis in which each share of Class B Common Stock has ten (10) votes) together with the holders of Class A Common Stock as a single class on all matters with respect to which holders of Class A Common Stock are entitled to vote under applicable law, this Amended and Restated Certificate of Incorporation or the By-Laws, or upon which a vote of holders of Class A Common Stock is otherwise duly called for by the Corporation (including the election of directors). In addition, if a vote of holders of Class C Common Stock is required by applicable law or otherwise duly called by the Corporation, the holders of shares of Class B Common Stock shall at all times vote (on a basis in which each share of Class B Common Stock has ten (10) votes) together with the holders of Class C Common Stock as a single class on all matters with respect to which holders of Class C Common Stock are so entitled to vote.

2.   Election of Directors. The holders of record of the shares of Class B Common Stock, exclusively and as a separate class, shall be entitled to elect at least seventy-five percent (75%) of the directors of the Corporation. Further, at least seventy-five percent (75%) of the members of any committee of the Board of the Directors shall be directors elected by the holders of Class B Common Stock, subject to applicable law and the rules and regulations of any securities exchange or quotation system on which the securities of the Corporation are listed or quoted for trading. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of Class B Common Stock, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Class B Common Stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 4.03(d)(2), then any directorship not so filled shall remain vacant until such time as the holders of the Class B Common Stock elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Class A Common Stock and of any other class or series of voting stock, exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 4.03(d)(2), a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 4.03(d)(2).

3.   No Cumulative Voting. The holders of shares of Class B Common Stock shall not have cumulative voting rights.

e.   Conversion.

1.   Each share of Class B Common Stock shall be convertible

into ten (10) fully paid and nonassessable shares of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Corporation. Before any holder of Class B Common Stock shall be entitled to convert any shares of such Class B Common Stock, such holder shall surrender the certificate or certificates therefor, if any, duly endorsed, at the principal corporate office of the Corporation or of any transfer agent for Class B Common Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein whether such shares are to be issued in certificated or uncertificated, and, if certificated, the name or names in which the certificate or certificates for shares of Class A Common Stock are to be issued. The Corporation shall, if requested, as soon as practicable thereafter, issue and deliver at such office to such holder of Class B Common Stock, or to the nominee or nominees or such holder, a certificate or certificates for the number of shares of Class A Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior the close of business on the date of such surrender of the shares of Class B Common Stock to be converted, and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date. Each share of Class B Common Stock that is converted pursuant to this Section 4.03(e)(1) shall be retired by the Corporation and shall not be available for reissuance.

2.   Each share of Class B Common Stock shall be automatically, without further action by the holder thereof, (A) converted into one (1) fully paid and nonassessable share of Class A Common Stock, upon the occurrence of a Transfer (as defined in Section 4.07), other than a Permitted Transfer (as defined in Section 4.07), of such share of Class B Common Stock and (B) converted into ten (10) fully paid and nonassessable shares of Class A Common Stock, upon the occurrence of the closing of the sale of shares of Class A Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (an "IPO"). Each outstanding stock certificate that, immediately prior to such Transfer or the closing of such IPO, represented one or more shares of Class B Common Stock subject to such Transfer or the closing of such IPO shall, upon and after such Transfer or the closing of such IPO, be deemed to represent an equal number of shares of Class A Common Stock, without the need for surrender or exchange thereof. The Corporation shall, upon the request of each such holder and upon receipt of such holder's outstanding certificate, issue and deliver to such holder new certificates representing such holder's shares of Class A Common Stock. Each share of Class B Common Stock that is converted pursuant to this Section 4.03(e)(2) shall be retired by the Corporation and shall not be available for reissuance.

3.   The Corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or the other provisions of this Amended and Restated Certificate, relating to the conversion of Class B Common Stock into Class A Common Stock and the multiple class common stock structure contemplated by this Amended and Restated Certificate, including without limitation the issuance of stock certificates in connection with any such conversion, as it may deem necessary or advisable. If the Corporation has reason to believe that a Transfer giving rise to a conversion of shares of Class B Common Stock into Class A Common Stock has occurred but has not theretofore been reflected on the books of the Corporation, the Corporation may request that the holder of such shares furnish affidavits or other evidence to the

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Corporation as it reasonably deems necessary to determine whether a conversion of shares of Class B Common Stock to Class A Common Stock has occurred, and if such holder does not within ten (10) days after the date of such request furnish sufficient evidence to the Corporation (in the manner provided in the request) to enable the Corporation to determine that no such conversion has occurred, any such shares of Class B Common Stock, to the extent not previously converted, shall be automatically converted into shares of Class A Common Stock and the same shall thereupon be registered on the books and records of the Corporation. In connection with any action of stockholders taken at a meeting or by written consent, the stock ledger of the Corporation shall be presumptive evidence as to who are the stockholders entitled to vote in person or by proxy at any meeting of stockholders or in connection with any written consent and the classes of shares held by each such stockholder and the number of shares of each class held by such stockholder.

     f. <u>Subdivisions or Combinations</u>. If the Corporation in any manner subdivides or combines the outstanding shares of Class A Common Stock or Class C Common Stock, then the outstanding shares of Class B Common Stock will be subdivided or combined in the same proportion and manner.

     g. <u>Equal Status</u>. Except as expressly set forth in this Article IV, Class B Common Stock shall have the same rights and powers of, rank equally to, share ratably with and be identical in all respects and as to all matters to Class A Common Stock or Class C Common Stock.

     h. <u>Protective Provision</u>. The Corporation shall not, by amendment, merger, consolidation or otherwise, without first obtaining the approval (by vote at a stockholders meeting or written consent, as provided by law) of the holders of a majority of the then outstanding shares of Class B Common Stock, voting as a separate class, (i) amend, alter, repeal or waive any provision of this Amended and Restated Certificate of Incorporation or the By-Laws or (ii) increase or decrease the authorized number of directors constituting the Board of Directors.

  Section 4.04 <u>Class C Common Stock</u>. The Class C Common Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations.

     a. <u>Dividends</u>. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of Class C Common Stock shall be entitled to receive, when and as declared by the Board of Directors, such dividends as may be declared from time to time by the Board of Directors with respect to the Class A Common Stock or Class B Common Stock out of any assets of the Corporation legally available therefor, and no dividend shall be declared or paid on shares of Class A Common Stock or Class B Common Stock unless the same dividend with the same record date and payment date shall be declared or paid on the shares of Class C Common Stock; <u>provided</u>, <u>however</u>, that dividends payable in shares of Class A Common Stock or Class B Common Stock or rights to acquire Class A Common Stock or Class B Common Stock may be declared and paid to the holders of Class A Common Stock, as applicable, without the same dividend being declared and paid to the holders of Class C Common Stock if and only if a dividend payable in shares of Class C Common Stock or rights to acquire Class C Common Stock (as the case may be) at the same rate and with the same record date and payment date as the dividend declared and paid to the holders of the Class A

Common Stock or Class B Common Stock shall be declared and paid to the holders of Class C Common Stock.

        b.   <u>Liquidation Rights</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

        c.   <u>Redemption</u>. Class C Common Stock is not redeemable at the option of the holder thereof.

        d.   <u>Voting</u>. Notwithstanding anything to the contrary herein, holders of Class C Common Stock shall not be entitled to vote on any matter presented to the stockholders except as required by law. The number of authorized shares of Class C Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote (voting together as a single class), irrespective of the provisions of Section 242(b)(2) of the DGCL.

        e.   <u>Conversion</u>. Each share of Class C Common Stock shall be automatically, without further action by the holder thereof, converted into one (1) fully paid and nonassessable share of Class A Common Stock, upon the occurrence of the closing of the sale of shares of Class A Common Stock to the public in an IPO. Each outstanding stock certificate that, immediately prior to the closing of such IPO, represented one or more shares of Class C Common Stock subject to the closing of such IPO shall, upon and after the closing of such IPO, be deemed to represent an equal number of shares of Class A Common Stock, without the need for surrender or exchange thereof. The Corporation shall, upon the request of each such holder and upon receipt of such holder's outstanding certificate, issue and deliver to such holder new certificates representing such holder's shares of Class A Common Stock. Each share of Class C Common Stock that is converted pursuant to this Section 4.04(e) shall be retired by the Corporation and shall not be available for reissuance.

        f.   <u>Subdivisions or Combinations</u>. If the Corporation in any manner subdivides or combines the outstanding shares of Class A Common Stock or Class B Common Stock, then the outstanding shares of Class C Common Stock will be subdivided or combined in the same proportion and manner.

        g.   <u>Equal Status</u>. Except as expressly set forth in this Article IV, Class C Common Stock shall have the same rights and powers of, rank equally to, share ratably with and be identical in all respects and as to all matters to Class A Common Stock and Class B Common Stock.

    Section 4.05   <u>Preferred Stock</u>. The Board of Directors is hereby expressly authorized to provide for the issuance of all or any shares of the Preferred Stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series, including, without limitation, the authority to provide that any such class or series may be (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of the Corporation at such price or prices or at such rates of exchange and with such adjustments; all as may be stated in such resolution or resolutions.

Section 4.06   Power to Sell and Purchase Shares.   Subject to the requirements of applicable law, the Corporation shall have the power to issue and sell all or any part of any shares of any class of stock herein or hereafter authorized to such persons, and for such consideration, as the Board of Directors shall from time to time, in its discretion, determine, whether or not greater consideration could be received upon the issue or sale of the same number of shares of another class, and as otherwise permitted by law.   Subject to the requirements of applicable law, the Corporation shall have the power to purchase any shares of any class of stock herein or hereafter authorized from such persons, and for such consideration, as the Board of Directors shall from time to time, in its discretion, determine, whether or not less consideration could be paid upon the purchase of the same number of shares of another class, and as otherwise permitted by law.

Section 4.07   Definitions.   For purposes of this Article IV:

a.   "**Affiliate**" shall mean, with respect to any specified person (i) any person that directly or indirectly controls, is controlled by, or is under common control with such specified person; or (ii) any member of the Immediate Family of the specified person. For purposes of this definition, "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

b.   "**Founders**" shall mean WhenMed VC LLC[2] and James Applebach (each a "**Founder**").

c.   "**Incompetency**" means permanent and total disability such that a stockholder is unable to engage in any substantial gainful activity by reason of any medically determinable mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months as determined by a licensed medical practitioner. In the event of a dispute as to whether a stockholder suffers from Incompetency, no Incompetency of such stockholder shall be deemed to have occurred unless and until an affirmative ruling regarding such Incompetency has been made by a court of competent jurisdiction, and such ruling has become final and non-appealable.

d.   "**Immediate Family**" (i) with respect to any individual, means his

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or her ancestors, spouse, issue (natural or adopted), spouses of issue, Spousal Equivalent, siblings (natural or adopted), any trustee or trustees, including successor and additional trustees, of trusts principally for the benefit of any one or more of such individuals, and any entity or entities all of the beneficial owners of which are such trusts and/or such individuals, (ii) with respect to a legal representative, means the Immediate Family of the individual for whom such legal representative was appointed, and (iii) with respect to a trustee, means the Immediate Family of the individuals who are the principal beneficiaries of the trust.

        e.   "**Parent**" of an entity shall mean any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.

        f.   "**Permitted Transfer**" shall mean, and be restricted to:

        1.   the Transfer of any or all of Class B Common Stock held by a stockholder to an Affiliate of such stockholder;

        2.   any Transfer of any or all of Class B Common Stock held by a Founder to the managers, directors, partners, members or stockholders of such Founder or to the other Founder or to the managers, directors, partners, members or stockholders of such other Founder;

        3.   any Transfer of a membership, partnership or other equity interest or other security evidencing an ownership interest in either Founder by a manager, director, member, partner or stockholder of such Founder to its or such Founder's respective Affiliates or to another manager, director, member, partner or stockholder of such Founder; and/or

        4.   any Transfer of Class B Common Stock approved by a majority of the Board of Directors.

        g.   As used herein, a person is deemed to be a "**Spousal Equivalent**" provided the following circumstances are true: (i) irrespective of whether or not the relevant person and the Spousal Equivalent are the same sex, they are the sole spousal equivalent of the other for the last twelve (12) months, (ii) they intend to remain so indefinitely, (iii) neither are married to anyone else, (iv) both are at least 18 years of age and mentally competent to consent to contract, (v) they are not related by blood to a degree of closeness that would prohibit legal marriage in the state in which they legally reside, (vi) they are jointly responsible for each other's common welfare and financial obligations, and (vii) they have resided together in the same residence for the last twelve (12) months and intend to do so indefinitely.

        h.   "**Transfer**" of a share of Class B Common Stock shall mean any, direct or indirect, sale, exchange, issuance, redemption, assignment, distribution, encumbrance, hypothecation, gift, pledge, retirement, resignation, transfer or other withdrawal, disposition or alienation in any way (whether voluntarily, involuntarily or by operation of law), including, without limitation, (i) assignments and distributions resulting from death, Incompetency, bankruptcy, liquidation and dissolution, (ii) following an IPO, a transfer to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), and (iii) following an IPO, the transfer of, or entering into a binding agreement with respect to, Voting Control (as defined below) over such share by proxy or otherwise, but excluding any proxy given by a stockholder pursuant to, or in a form consistent with, the Corporation's form of stock option agreement or stock option exercise agreement; provided, however, that the following shall not be considered a "Transfer" for purposes of this Article IV:

> 1.   the granting of a revocable proxy to officers or directors of the Corporation at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of stockholders; or

> 2.   entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class B Common Stock that (i) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation, (ii) either has a term not exceeding one (1) year or is terminable by the holder of the shares subject thereto at any time and (iii) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner.

"Transfer" shall also be deemed to have occurred with respect to a share of Class B Common Stock beneficially held by an entity, if there occurs a Transfer on a cumulative basis of a majority of the voting power of the voting securities of such entity or any direct or indirect Parent of such entity, other than a Transfer to parties that are holders of voting securities of any such entity or Parent of such entity.

> i.   "**Voting Control**" shall mean, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

ARTICLE V
SOLE INCORPORATOR

Section 5.01   Sole Incorporator. The name and mailing address of the Sole Incorporator is as follows:

<u>Name</u>	<u>Address</u>
Matthew G. O'Connor	[●][3]

ARTICLE VI
DIRECTORS

Section 6.01   Directors. The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders.

---

[3] <u>Note to Client:</u> Please provide an address for Matt.

a. Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

b. Number of Directors. Subject to the provisions of Section 4.03(d)(2), the number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

c. Additional Powers. Subject to Section 4.03(h), the directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

ARTICLE VII
LIMITATION OF LIABILITY; INDEMNIFICATION

Section 7.01 Limitation of Liability. No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. If the DGCL is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or modification of this Article VII shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

Section 7.02 Indemnification. The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification conferred by this Article VII shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition upon receipt by the Corporation of an undertaking by or on behalf of the director or officer receiving advancement to repay the amount advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation under this Article VII.

Section 7.03 Indemnification of Persons other than Directors and Officers. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article VII to directors and officers of the

Corporation.

Section 7.04 <u>Non-Exclusivity of Rights</u>. The rights to indemnification and to the advance of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under this Amended and Restated Certificate of Incorporation, the By-Laws of the Corporation, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

Section 7.05 <u>Effect of Repeal or Modification</u>. Any repeal or modification of this Article VII shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE VIII
MEETINGS; BOOKS AND RECORDS

Section 8.01 <u>Meetings</u>. Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide.

Section 8.02 <u>Books and Records</u>. The books of the Corporation may be kept (subject to any provision contained in the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

ARTICLE IX
AMENDMENTS

Section 9.01 <u>Amendment</u>. The Corporation, subject to Section 4.03(h) and with the consent of a majority of the outstanding shares of the then Class B Common Stock, voting as a separate class, reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation in the manner now or hereafter prescribed in this Amended and Restated Certificate of Incorporation, the Corporation's By-Laws or the DGCL, and all rights herein conferred upon stockholders, except such rights conferred pursuant to Section 4.03(h), are granted subject to such reservation.

I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the DGCL, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this __8/9/2020_____ day of August, 2020.

DocuSigned by:

Matthew O'Connor

5B7C44349741429...

Matthew G. O'Connor
Sole Incorporator

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856379.03A-LACSR01A - MSW